AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 4, 2006
                                                           REGISTRATION NO. 333-

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM S-6
                               ------------------

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2
                               ------------------

A.     EXACT NAME OF TRUST:

                 TAX EXEMPT SECURITIES TRUST, NEW YORK TRUST 265
                 (A UNIT INVESTMENT TRUST)

B.   NAME OF DEPOSITOR:     CITIGROUP GLOBAL MARKETS INC.

C.   COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                          CITIGROUP GLOBAL MARKETS INC.
                          388 GREENWICH STREET
                          NEW YORK, NEW YORK  10013

D.    NAMES AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                           COPY OF COMMENTS TO:
      MICHAEL KOCHMANN                     MICHAEL R. ROSELLA, ESQ.
      Citigroup Global Markets Inc.        Paul, Hastings, Janofsky & Walker LLP
      153 E. 53rd Street, 25th Floor       75 East 55th Street
      New York, New York  10022            New York, New York  10022-3205
                                           (212) 318-6800

E.     TITLE OF SECURITIES BEING REGISTERED:
                 An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.     APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
                As soon as practicable after the acquisition and deposit of the underlying obligations.

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The registrant hereby amends this  registration  statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

                    SUBJECT TO COMPLETION, DATED MAY 4, 2006




================================================================================
                                                     TAX EXEMPT SECURITIES TRUST
                                                              NEW YORK TRUST 265
                                                       (A UNIT INVESTMENT TRUST)
================================================================================

           A final prospectus for a prior Series of Tax Exempt Securities Trust is hereby incorporated by reference and used as a preliminary prospectus for Tax Exempt Securities Trust Series, New York Trust 265. Except as indicated below, the narrative information and structure of the final prospectus which includes the new Trust will be substantially the same as that of the previous prospectus. Although the previous prospectus includes the specific trusts indicated therein, the specific trusts included with this new Trust when deposited will differ from such previous trusts. Information with respect to this Trust, including pricing, the size and composition of the Trust portfolio, the number of units of the Trust, dates and summary information regarding the characteristics of securities to be deposited in the Trust is not now available and will be different from that shown since each trust has a unique portfolio. Accordingly, the information contained herein with regard to the previous Trusts should be considered as being included for informational purposes only. The estimated current return and long-term return for the Trust will depend on the interest rates and offering side evaluation of the securities in the Trust and may vary materially from those of previous trusts. Investors should contact account executives of the underwriters who will be informed of the expected effective date of this Trust and who will be supplied with complete information with respect to such Trust on the day of and immediately prior to the effectiveness of the registration statement relating to units of the Trust.

           The   Securities   and  Exchange   Commission  has  not  approved  or
disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                     Part II

              ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS

       A. The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.


                                                                  SEC FILE OR
                                                              IDENTIFICATION NO.
                                                              ------------------

I. Bonding Arrangements and Date of Organization of the Depositor filed pursuant to Items A and B of
        Part II of the Registration Statement on Form S-6 under the Securities Act of 1933:

        Citigroup Global Markets Inc.                              2-55436

II. Information as to Officers and Directors of the Depositor filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the
        Securities Exchange Act of 1934:

        Citigroup Global Markets Inc.                              8-8177

III. Charter documents of the Depositor filed as Exhibits to the Registration Statement on Form S-
        6 under the Securities Act of 1933 (Charter, By-
        Laws):

        Citigroup Global Markets Inc.                              333-103725

IV. Code of Ethics of the Depositor filed as an Exhibit to the Registration Statement on Form S-6 under the Securities Act of 1933:

        Citigroup Global Markets Inc.                              333-102557


       B. The Internal Revenue Service Employer Identification Numbers of the Sponsor and Trustee are as follows:

        Citigroup Global Markets Inc.                              13-1912900
        The Bank of New York                                       13-5160382


Supplemented final prospectuses from the following Series of Tax Exempt Securities Trust (all of which are incorporated herein by reference) may be used as preliminary prospectuses for this Series: Tax Exempt Securities Trust, New York Trust 259 (Reg. No. 333-129303); and Tax Exempt Securities Trust, New York Trust 260 (Reg. No. 333-129304).

                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement on Form S-6 comprises the following papers and documents:

         The facing sheet of Form S-6.
         The Prospectus.
         Additional Information not included in the Prospectus (Part II).
            The Undertaking to File Reports.
            The Signatures.
         Written Consents of the following persons:
            Consent of Counsel (included in Exhibit 3.1)*
            Consent of Evaluator (included in Exhibit 4.1)*
            Consent of Independent Registered Public Accounting Firm (included in Exhibit 5.1)*


The following exhibits:

            1.1       --       Trust Indenture and Agreement (incorporated by
                               reference to Exhibit 1.1 to the Registration
                               Statement of Tax Exempt Securities Trust,
                               National Trust 415 (Intermediate/Long Series),
                               1933 Act File No. 333-123131 filed on July 29,
                               2005).

           1.1.1     --        Form of Reference Trust Agreement (incorporated
                               by reference to Exhibit 1.1.1 to the Registration
                               Statement of Tax Exempt Securities Trust,
                               National Trust 415 (Intermediate/Long Series),
                               1933 Act File No. 333-123131 filed on July 29,
                               2005).

            1.2       --       Form of Agreement Among Underwriters
                               incorporated by reference to Exhibit 99 to the Registration Statement of Tax Exempt Securities
                               Trust, Series 384, 1933 Act File No. 33-50915 filed on December 8,1993).

            2.1       --       Form of Certificate of Beneficial Interest
                               (included in Exhibit 1.1).

           *3.1       --       Opinion of counsel as to the legality of the
                               securities being issued including their consent to the use of their names under the headings
                               "Taxes" and "Miscellaneous - Legal Opinion" in the Prospectus.

           *4.1       --       Consent of the Evaluator.

           *5.1       --       Consent of Independent Registered Public
                               Accounting Firm.



--------
 *    To be filed with Amendment to Registration Statement.

                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 4TH DAY OF MAY, 2006.

                         Signatures appear on page II-4.

           The principal officers and a majority of the members of the Board of Directors of Citigroup Global Markets Inc. have signed this Registration
Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such officers or directors.

CITIGROUP GLOBAL MARKETS UNIT TRUSTS
      (Registrant)
CITIGROUP GLOBAL MARKETS INC.
      (Depositor)

                                            By:    /S/  GEORGE S. MICHINARD, JR.
                                                   -----------------------------
                                                   GEORGE S. MICHINARD, JR.
                                                   (Authorized Signatory)


        By the following persons*, who constitute the principal officers and a majority of the Board of Directors of Citigroup Global Markets Inc.:


        Name                                    Title
        ----                                    -----

        ROBERT DRUSKIN                  Chief Executive Officer, President, Chairman and Director
        TODD THOMSON                    Director
        CLIFF VERRON                    Chief Financial Officer


                                        By:   /S/  GEORGE S. MICHINARD, JR.
                                           -----------------------------
                                           GEORGE S. MICHINARD, JR.
                                           (Attorney-in-Fact for the persons listed above)



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*    Pursuant to Powers of Attorney filed as exhibits to Registration  Statement
     Nos. 333-101236, 333-108493 and 333-119745.